Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees of

MainStay Funds Trust:

We consent to the references to our firm in the introduction to and under the headings “Disclosure of Portfolio Holdings” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information in this Registration Statement of the MainStay Candriam Emerging Markets Equity Fund.

/s/ KPMG LLP

Philadelphia, Pennsylvania

November 14, 2017